SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. ▲2)

Jenny Craig, Inc.
(Name of the Issuer)

Jenny Craig, Inc.
Sidney Craig
Genevieve Craig
Craig Enterprises, Inc.
SJF Enterprises, Inc.
DA Holdings, Inc.
SJC Investments, LLC
SJC Ventures, LLC
SJC Capital, LLC
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.000000005 Per Share
(Title of Class of Securities)

22406 10 2
(CUSIP Number of Class of Securities)

Sidney Craig
11355 N. Torrey Pines Rd.
La Jolla, California 92037
(858) 812-7000

with copies to:

Thomas W. Dollinger
Proskauer Rose LLP
2049 Century Park E., #3200
Telephone: (310) 284-5630

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [▲ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$114,666,946.29	$10,549.36

*	The transaction value was based upon the sum of (a) the product of 20,788,971 shares of Common Stock and the merger consideration of $5.30 per share and (b) the difference between the merger consideration of $5.30 per share and the exercise price per share of each of the 1,383,000 shares of Common Stock subject to outstanding options in which the exercise price per share is less than the merger consideration per share.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,530.29	Filing Party:	Jenny Craig, Inc.
Form or Registration No:	Schedule 14A	Date Filed:	February 15, 2002

Amount Previously Paid:	$19.04	Filing Party:	Jenny Craig, Inc.
Form or Registration No:	Schedule 14A	Date Filed:	April 1, 2002

INTRODUCTION

     This Amendment No. ▲2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Jenny Craig, Inc., a Delaware corporation (“JCI”), Sidney Craig (“Mr. Craig”), Genevieve Craig (“Mrs. Craig”), Craig Enterprises, Inc., a Delaware corporation (“CEI”), SJF Enterprises, Inc., a Delaware corporation (“SJF”), DA Holdings, Inc., a California corporation (“DAHI”), SJC Investments, LLC, a Delaware limited liability company (“SJCI”), SJC Ventures, LLC, a Delaware limited liability company (“SJCV”), and SJC Capital, LLC, a Delaware limited liability company (“SJCC” and, together with Mr. Craig, Mrs. Craig, CEI, SJF, DAHI, SJCI and SJCV, the “Craig Stockholders”), in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 27, 2002, by and among JCI, J Holdings Corp. (“J Holdings”) and J Acquisition Corp. (“J Acquisition”). JCI and the Craig Stockholders are referred to herein as the “Filing Persons.” If the Merger Agreement is adopted and the Merger (as defined herein) is approved by JCI’s stockholders, J Acquisition will merge with and into JCI (the “Merger”), with JCI continuing as the surviving corporation. In the Merger, each outstanding share of common stock, par value $0.000000005 per share, of JCI (the “Common Stock”), other than shares of Common Stock held in JCI’s treasury, held by J Holdings or J Acquisition or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $5.30 in cash, without interest, less any applicable withholding taxes.

     Information contained in this Schedule 13E-3 concerning JCI and its affiliates (except for information relating to the Craig Stockholders other than in their capacities as directors or officers of JCI) has been supplied by JCI, and information concerning the Craig Stockholders (except for information relating to the Craig Stockholders in their capacities as directors or officers of JCI) has been supplied by the Craig Stockholders.

     Concurrently with the filing of this Schedule 13E-3, JCI is filing a ▲definitive proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the JCI board of directors is soliciting proxies from stockholders of JCI in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. ▲Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item  1.    Summary Term Sheet

Regulation M-A
Item 1001

The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SUMMARY TERM SHEET” is incorporated herein by reference.

Item  2.    Subject Company Information.

Regulation M-A
Item 1002

(a)	The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET — The Companies” is incorporated herein by reference. JCI is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

(b)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Special Meeting” and “INTRODUCTION — Voting Rights; Vote Required for Approval” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “INTRODUCTION — Comparative Market Price Data” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “INTRODUCTION — Dividends” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

Item  3.    Identity and Background of Filing Person.

Regulation M-A
Item 1003

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Companies” is incorporated herein by reference.

Mr. Craig, a citizen of the United States, has his principal business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. The principal occupation of Mr. Craig is to serve as the Chairman of the Board and Chief Executive Officer of JCI. Mr. Craig has been Chairman of the Company or its predecessors since 1983 and served as Chief Executive Officer from 1983 through April, 1994. In October 1997, Mr. Craig was appointed Chief Executive Officer of the Company.

Mrs. Craig, a citizen of the United States, has her business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. The principal occupation of Mrs. Craig is to serve as the Chairman of the Executive Committee of the Board of JCI. Mrs. Craig has served as Chairman of the Executive Committee since September 2000, as Vice-Chairman of JCI from September 1991 to September 2000, as President and Chief Operating Officer of JCI or its predecessors from 1983 to August 1991 and as a director of JCI or its predecessors from 1983 to date. Mrs. Craig served as President of JCI from October 1997 through December 1998. Mr. and Mrs. Craig are husband and wife.

CEI, a Delaware corporation, has its principal business address at 16092 San Dieguito Rd., Rancho Santa Fe, California 92067. The business telephone number of CEI is (619) 756-6980. CEI’s principal business is investing in securities and business enterprises. Mr. and Mrs. Craig beneficially own all of the outstanding capital stock of CEI. Mr. and Mrs. Craig are the directors of CEI. Mr. Craig is the Chairman of the Board of CEI, Mrs. Craig is the President and Chief Financial Officer of CEI, and Marvin Sears is the Vice President and Secretary of CEI.

SJF, a Delaware corporation, has its principal business address at 16092 San Dieguito Rd., Rancho Santa Fe, California 92067. The business telephone number of SJF is (619) 756-6980. SJF’s principal business is to hold shares of Common Stock. CEI beneficially owns all of the outstanding capital stock of SJF. Mr. and Mrs. Craig are the directors of SJF. Mr. Craig is the Chairman of the Board of SJF, Mrs. Craig is the President and Chief Financial Officer of SJF, and Marvin Sears is the Vice President and Secretary of SJF.

DAHI, a California corporation, has its principal business address at 16092 San Dieguito Rd., Rancho Santa Fe, California 92067. The business telephone number of DAHI is (619) 756-6980. DAHI’s principal business is to hold, directly or indirectly, shares of Common Stock. SJF beneficially owns all of the outstanding capital stock of DAHI. Mr. and Mrs. Craig are the directors of DAHI. Mr. Craig is the Chairman of the Board of DAHI, Mrs. Craig is the President and Chief Financial Officer of DAHI, and Marvin Sears is the Vice President and Secretary of DAHI.

SJCI, a Delaware limited liability company, has its principal business address at 16092 San Dieguito Rd., Rancho Santa Fe, California 92067. The business telephone number of SJCI is (619) 756-6980. SJCI’s principal business is to hold, directly or indirectly, shares of Common Stock. SJF and DAHI beneficially own all of the outstanding equity of SJCI. Mr. Craig is the Chief Executive Officer and Secretary of SJCI and Mrs. Craig is the President and Chief Financial Officer of SJCI.

SJCC, a Delaware limited liability company, has its principal business address at 16092 San Dieguito Rd., Rancho Santa Fe, California 92067. The business telephone number of SJCC is (619) 756-6980. SJCC’s principal business is to hold, directly or indirectly, shares of Common Stock. SJF and DAHI beneficially own all of the outstanding equity of SJCC. Mr. Craig is the Chief Executive Officer and Secretary of SJCC and Mrs. Craig is the President and Chief Financial Officer of SJCC.

SJCV, a Delaware limited liability company, has its principal business address at 16092 San Dieguito Rd., Rancho Santa Fe, California 92067. The business telephone number of SJCV is (619) 756-6980. SJCV’s principal business is to hold, directly or indirectly, shares of Common Stock. SJCC beneficially owns all of the outstanding equity of SJCV. Mr. Craig is the Chief Executive Officer and Secretary of SJCV and Mrs. Craig is the President and Chief Financial Officer of SJCV.

Directors and Executive Officers of JCI. Set forth below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of JCI, except for Mr. and Mrs. Craig, whose information is provided above. Each person identified below is a United States citizen.

Marvin Sears has his principal business address at 2049 Century Park East, Suite 3200, Los Angeles, California 90027. Mr. Sears has been a director of JCI since July 1989, has served as the Secretary of JCI since June 1991, and as Assistant Secretary of JCI from August 1985 to June 1991. Mr. Sears is a practicing attorney in Los Angeles, California where, since May 1989, he has been a partner in the law firm of Proskauer Rose LLP, counsel to the Company during fiscal 2001 and currently.

Scott Bice has his principal business address at Room 434, University Park MC-0071, 699 Exposition Boulevard, Los Angeles, California 90089. Mr. Bice has served as a director of the Company since February 1995. Mr. Bice is the Robert C. Packard Professor of Law at the University of Southern California Law Center and served as Dean of the University of Southern California Law Center from 1980 until June 2000.

Andrea Van de Kamp has her business address at 9665 Wilshire Blvd., Beverly Hills, California 90212. Ms. Van de Kamp has served as a director of the Company since August, 1994. Ms. Van de Kamp was Senior Vice President and Managing Director of West Coast Operations, Sotheby’s, from 1989 through May 1997 and has been Chairman, West Coast Operations of Sotheby’s since May 1997.

Robert Wolf has his business address at 1880 Century Park East, Suite 611, Los Angeles, California 90067. Mr. Wolf has served as a director of the Company since February, 1995. Mr. Wolf is a Managing Partner of Bob Wolf Partners, a marketing and advertising consulting company. Mr. Wolf was the Chairman and Chief Executive Officer of Chiat/Day North America, an advertising firm, from 1989 through November 1995.

Patricia Larchet has her business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. Ms. Larchet, a director of the Company since September 2000, has served as the President and Chief Operating Officer of the Company since December 1999. Prior to serving as the Company’s President, Ms. Larchet was General Manager of the Australian division of the Company. Ms. Larchet has worked for the Company since 1985.

Duayne Weinger has his business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. Mr. Weinger has served as the Chief Administrative Officer of the Company since December, 1999, and as Vice-Chairman of the Company since September 2000. From 1994 until joining the Company, Mr. Weinger was a private investor. From 1987 until 1994, Mr. Weinger owned and operated franchised centres of the Company. Mr. Weinger is the son-in-law of Sidney and Jenny Craig.

Barbara Barry has her business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. Ms. Barry has served as Vice President, Marketing since June 2000. From June 1999 until June 2000, Ms. Barry was Vice President of Sales, Marketing and Merchandising for 3 Day Blinds Inc., a custom manufacturer and retailer of hard window coverings. From June 1997 until June 1999, Ms. Barry was Director of Marketing for Smart and Final, a 220 store retail chain. From April 1994 until June 1997, Ms. Barry was Senior Brand Development Manager for Unocal 76 Products.

James S. Kelly has his business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. Mr. Kelly has served as Vice President, Chief Financial Officer and Treasurer since June 1999 after having served as Vice President and Controller since 1993 and as Controller from 1989 through 1993. From January 1983 to January 1989,

Mr. Kelly was employed by KPMG LLP, an international accounting firm, most recently as an audit manager.

Alan V. Dobies has his business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. Mr. Dobies has served as Vice President, Corporate Services since June 1990. From July 1988 to May 1990, Mr. Dobies was Vice President, Operations of Joico International, a manufacturer of professional hair-care products.

During the last five years, none of the Filing Persons and none of the directors and executive officers of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item  4.    Terms of the Transaction.

Regulation M-A
Item 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET” and “INTRODUCTION — Proposal to be Considered at the Special Meeting” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INTRODUCTION — Proposal to be Considered at the Special Meeting” and “THE MERGER — The Merger Agreement” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Purpose of the Merger,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger” and “SPECIAL FACTORS — The Continuing Stockholders’ Reasons for the Merger” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Special Meeting — Vote Required for Approval” and “INTRODUCTION — Voting Rights; Vote Required for Approval” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Merger — Interests of Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger,”

“SPECIAL FACTORS — Interests of Directors and Executive Officers in the Merger” and “SPECIAL FACTORS — Certain Relationships Among ACI, DB Capital, J Holdings, J Acquisition and the Continuing Stockholders” is incorporated herein by reference.

(a)(2)(vi)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Accounting Treatment” and “THE MERGER — Accounting Treatment” is incorporated herein by reference.

(a)(2)(vii)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Merger — Material U.S. Federal Income Tax Consequences” and “SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger to JCI’s Stockholders” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Merger — Interests of Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger,” “SPECIAL FACTORS — Interests of Directors and Executive Officers in the Merger” and “SPECIAL FACTORS — Certain Relationships Among ACI, DB Capital, J Holdings, J Acquisition and the Continuing Stockholders” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Merger — Appraisal Rights” and “THE MERGER — Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)	Not Applicable.

Item  5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(a)(1)	None.

(a)(2)	The information set forth in the Proxy Statement under the caption “OTHER MATTERS — Legal Counsel” is incorporated herein by reference. The information set forth under the headings “Compensation Committee Interlocks and Insider Participation” and “Certain Transactions” in the proxy statement filed by JCI on October 11, 2001 in connection with the 2001 Annual Meeting of Stockholders is incorporated herein by reference.

(b)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Interests of Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Interests of Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Certain

Relationships Among ACI, DB Capital, J Holdings, J Acquisition and the Continuing Stockholders” and “OTHER MATTERS — Information Concerning Proposal by Craig Enterprises, Inc.” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Interests of Directors and Executive Officers in the Merger,” “INTRODUCTION — Voting Rights; Vote Required for Approval,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Interests of Directors and Executive Officers in the Merger” and “SPECIAL FACTORS — Certain Relationships Among ACI, DB Capital, J Holdings, J Acquisition and the Continuing Stockholders” is incorporated herein by reference. The information set forth in Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5) and (d)(6) is incorporated herein by reference.

Item  6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Purpose and Structure of the Merger,” “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger,” “SPECIAL FACTORS — Certain Relationships Among ACI, DB Capital, J Holdings, J Acquisition and the Continuing Stockholders “ and “THE MERGER — The Merger Agreement — Consideration to be Received by JCI Stockholders” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Effects of the Merger,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger,” “SPECIAL FACTORS — Interest of Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Certain Relationships Among ACI, DB Capital, J Holdings, J Acquisition and the Continuing Stockholders,” “SPECIAL FACTORS — Post-Merger Capitalization of J Holdings, J Acquisition and New JCI” and “SPECIAL FACTORS — Financing of the Merger” is incorporated herein by reference.

Item  7.    Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Purpose of the Merger,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Purpose and Structure of the Merger” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Purpose of the Merger,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS — JCI’s Reasons for the Merger,” “SPECIAL FACTORS — The Continuing Stockholders’ Reasons for the Merger” and “SPECIAL FACTORS — Purpose and Structure of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Merger — Effects of the Merger,” “SUMMARY TERM SHEET — The Merger — Interests of Directors and Executive Officers in the Merger,” “SUMMARY TERM SHEET — The Merger — Material U.S. Federal Income Tax Consequences,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS — Forecasts,” “SPECIAL FACTORS — Purpose and Structure of the Merger,” “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger,” “SPECIAL FACTORS — Interests of Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Certain Relationships Among ACI, DB Capital, J Holdings, J Acquisition and the Continuing Stockholders,” “SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger to JCI Stockholders,” “THE MERGER — Payment of Merger Consideration and Surrender of Stock Certificates” and “THE MERGER — The Merger Agreement” is incorporated herein by reference.

Item  8.    Fairness of the Transaction.

Regulation M-A
Item 1014

(a)-(b)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Merger — Recommendations of the Special Committee and JCI’s Board of Directors,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Opinion of Houlihan Lokey,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS — Forecasts” and “SPECIAL FACTORS — The Continuing Stockholders’ Position as to the Fairness of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “INTRODUCTION — Voting Rights; Vote Required for Approval” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Opinion of Houlihan Lokey,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger” and “SPECIAL FACTORS — The Continuing Stockholders’ Position as to the Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Merger — Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger” and “SPECIAL FACTORS — The Continuing Stockholders’ Position as to the Fairness of the Merger” is incorporated herein by reference.

(f)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

Item  9.    Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Opinion of Houlihan Lokey,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Opinion of Houlihan Lokey,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS — Forecasts,” “SPECIAL FACTORS — The Continuing Stockholders’ Position as to the Fairness of the Merger,” “THE MERGER — Fees and Expenses of the Merger,” “OTHER MATTERS — Information Concerning Proposal by Craig Enterprises, Inc.” and “OTHER MATTERS — Information Incorporated By Reference” is incorporated herein by reference. The full text of the written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”), dated January 27, 2002, is attached to the Proxy Statement as Appendix B. The written materials presented by Houlihan Lokey to the Special Committee and the JCI Board of Directors on January 25, 2002 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference.

Item  10.   Source and Amounts of Funds or Other Consideration.

Regulation M-A
Item 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Financing of the Merger,” “SPECIAL FACTORS — Financing of the Merger,” and “THE MERGER — Fees and Expenses of the Merger “ is incorporated herein by reference.

Item  11.    Interest in Securities of the Subject Company.

Regulation M-A
Item 1008

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger — Interests of Directors and Executive Officers in the Merger,” “INTRODUCTION — Voting Rights; Vote Required for Approval,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Interests of Executive Officers and Directors in the Merger,” “SPECIAL FACTORS — Certain Relationships Among ACI, DB Capital, J Holdings, J Acquisition and the Continuing Stockholders,” “THE MERGER — Voting Agreements” and “OTHER MATTERS — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)(1)-(5)	The information set forth in the proxy statement under the caption “OTHER MATTERS — Common Stock Transaction Information” is incorporated herein by reference.

Item  12.    The Solicitation or Recommendation.

Regulation M-A
Item 1012

(d)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INTRODUCTION — Voting Rights; Vote Required for Approval,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS — The Continuing Stockholders’ Reasons for the Merger,” “THE MERGER — Stockholders’ Voting Agreement” and “OTHER MATTERS — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY TERM SHEET — The Merger — Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger” and “SPECIAL FACTORS — The Continuing Stockholders’ Reasons for the Merger” is incorporated herein by reference.

Item  13.    Financial Statements.

Regulation M-A
Item 1010

(a)	The information set forth in the Proxy Statement under the captions “INTRODUCTION — Selected Consolidated Financial Information,” “INTRODUCTION — Consolidated Ratios of Earnings to Fixed Charges and Book Value Per Share” and “OTHER MATTERS — Information Incorporated by Reference” is incorporated herein by reference.

(b)	Not applicable.

Item  14.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a)-(b)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INTRODUCTION — Solicitation of Proxies; Expenses of Solicitation,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Opinion of Houlihan Lokey,” “SPECIAL FACTORS — Reasons for the Recommendations of the Special Committee and JCI’s Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS — Financing of the Merger” and “THE MERGER — Fees and Expenses of the Merger” is incorporated herein by reference.

Item  15.    Additional Information.

Regulation M-A
Item 1011

(b)	The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

Item  16.    Exhibits.

Regulation M-A
Item 1016

(a)(1)	▲Definitive Proxy Statement of Jenny Craig, Inc. is incorporated herein by reference.

(a)(2)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement is incorporated herein by reference.

(a)(3)	Press Release dated January 28, 2002 (included as Exhibit 99.1 to the Report on Form 8-K filed by Jenny Craig, Inc. on January 29, 2002 and incorporated herein by reference).

(b)(1)	Senior Debt Commitment Letter, dated as of December 28, 2001, by and between Ableco Finance LLC and ACI Capital Co., Inc.*

(b)(2)	Junior Subordinated Debt Commitment Letter dated January 27, 2002, by and between ACI Capital Co., Inc. and J Acquisition Corp.*

(b)(3)	Sub Debt Commitment Letter dated January 27, 2002, by and among DB Capital Investors, L.P., J Holdings Corp., J Acquisition Corp. and ACI Capital Co., Inc.*

(c)(1)	Opinion of Houlihan Lokey Howard & Zukin dated January 27, 2002 (included as Appendix B to the Proxy Statement and incorporated herein by reference).

(c)(2)	Materials presented by Houlihan Lokey Howard & Zukin to the Special Committee and the Jenny Craig, Inc. Board of Directors on January 25, 2002.*

(d)(1)	Agreement and Plan of Merger, dated as of January 27, 2002, by and among J Holdings Corp., J. Acquisition Corp. and Jenny Craig, Inc. (included as Appendix A to the Proxy Statement and incorporated herein by reference).

(d)(2)	Form of Stockholders’ Agreement by and among DB Capital Investors, L.P., ACI Capital Co., Inc., on behalf of ACI Entities and affiliates, Management Stockholders, SJF Enterprises, Inc., Sid Craig, Jenny Craig and Craig Enterprises, Inc.*

(d)(3)	Stockholders’ Voting Agreement, dated as of January 27, 2002, by and among J Holdings Corp., J Acquisition Corp., Jenny Craig, Inc., Sidney Craig, Jenny Craig, Craig Enterprises, Inc., SJF Enterprises, Inc. and DA Holdings, Inc. (included as Exhibit 10.1 to the Report on Form 8-K filed by Jenny Craig, Inc. on January 29, 2002 and incorporated herein by reference).

(d)(4)	Equity Capital Commitment Letter dated January 27, 2002, by and between ACI Capital Co., Inc. and J Holdings Corp.*

(d)(5)	Equity Commitment Letter dated January 27, 2002, by and among DB Capital Investors, L.P., J Holdings Corp., J Acquisition Corp. and ACI Capital Co., Inc.*

(d)(6)	Equity Capital Commitment Letter, dated as of January 27, 2002, by and among SJF Enterprises, Inc. and J Holdings Corp. (included as Exhibit 10.2 to the Report on Form 8-K filed by Jenny Craig, Inc. on January 29, 2002 and incorporated herein by reference).

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference).

(g)	Not applicable.

* Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

JENNY CRAIG, INC.

By:	/s/ PATRICIA LARCHET Patricia Larchet, President and Chief Operating Officer

/s/ SIDNEY CRAIG SIDNEY CRAIG

/s/ GENEVIEVE CRAIG GENEVIEVE CRAIG

CRAIG ENTERPRISES, INC.

By:	/s/ SIDNEY CRAIG Sidney Craig, Chairman

SJF ENTERPRISES, INC.

By:	/s/ SIDNEY CRAIG Sidney Craig, Chairman

DA HOLDINGS, INC.

By:	/s/ SIDNEY CRAIG Sidney Craig, Chairman

SJC INVESTMENTS, LLC

By:	/s/ SIDNEY CRAIG Sidney Craig, Chief Executive Officer

SJC VENTURES, LLC

By:	/s/ SIDNEY CRAIG Sidney Craig, Chief Executive Officer

SJC CAPITAL, LLC

By:	/s/ SIDNEY CRAIG Sidney Craig, Chief Executive Officer

Dated:	April ▲18, 2002